<SEQUENCE>1
<FILENAME>RPX13gam2.txt


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 1)*


                    Under the Securities Exchange Act of 1934



                                RPX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74972G103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2012
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74972G103
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Charles River Partnership XIII, LP

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]                     (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,280,212*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,280,212*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

          6,280,212*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  12.35%**
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
*Charles River XIII GP, LLC ("CR XIII GP LLC") is the general partner of Charles River XIII GP, LP ("CR XIII GP LP"). CR XIII GP LP is in turn the General Partner of Charles River Partnership XIII, LP ("CRP XIII LP"). CR XIII GP LLC is also the general partner of Charles River Friends XIII-A, LP ("CRF XIII-A"). CR XIII GP LLC, CR XIII GP LP, CRP XIII LP and CRF XIII-A are collectively referred to as "the Partnerships." As of December 31, 2012, the Partnerships collectively owned 6,280,212 shares of the common stock, par value $0.0001 per share (the "Common Stock") of RPX Corporation, a Delaware corporation (the "Company"), representing 6,108,753 shares held by CRP XIII and 171,459 shares held by CRF XIII-A.

**Based on 50,852,548 shares of the Common Stock of the Company outstanding as of October 31, 2012, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012.

CUSIP No.  74972G103
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Charles River Friends XIII-A, LP

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]                     (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,280,212*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,280,212*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            6,280,212*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   N/A
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  12.35%**
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
*Charles River XIII GP, LLC ("CR XIII GP LLC") is the general partner of Charles River XIII GP, LP ("CR XIII GP LP"). CR XIII GP LP is in turn the General Partner of Charles River Partnership XIII, LP ("CRP XIII LP"). CR XIII GP LLC is also the general partner of Charles River Friends XIII-A, LP ("CRF XIII-A"). CR XIII GP LLC, CR XIII GP LP, CRP XIII LP and CRF XIII-A are collectively referred to as "the Partnerships." As of December 31, 2012, the Partnerships collectively owned 6,280,212 shares of the common stock, par value $0.0001 per share (the "Common Stock") of RPX Corporation, a Delaware corporation (the "Company"), representing 6,108,753 shares held by CRP XIII and 171,459 shares held by CRF XIII-A.

**Based on 50,852,548 shares of the Common Stock of the Company outstanding as of October 31, 2012, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012.

CUSIP No.  74972G103
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Charles River XIII GP, LP

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]                     (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,280,212*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,280,212*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,280,212*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   N/A
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  12.35%**
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
*Charles River XIII GP, LLC ("CR XIII GP LLC") is the general partner of Charles River XIII GP, LP ("CR XIII GP LP"). CR XIII GP LP is in turn the General Partner of Charles River Partnership XIII, LP ("CRP XIII LP"). CR XIII GP LLC is also the general partner of Charles River Friends XIII-A, LP ("CRF XIII-A"). CR XIII GP LLC, CR XIII GP LP, CRP XIII LP and CRF XIII-A are collectively referred to as "the Partnerships." As of December 31, 2012, the Partnerships collectively owned 6,280,212 shares of the common stock, par value $0.0001 per share (the "Common Stock") of RPX Corporation, a Delaware corporation (the "Company"), representing 6,108,753 shares held by CRP XIII and 171,459 shares held by CRF XIII-A.

**Based on 50,852,548 shares of the Common Stock of the Company outstanding as of October 31, 2012, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012.

CUSIP No.  74972G103
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Charles River XIII GP, LLC

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]                     (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,280,212*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,280,212*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

          6,280,212*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   N/A
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  12.35%**
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
*Charles River XIII GP, LLC ("CR XIII GP LLC") is the general partner of Charles River XIII GP, LP ("CR XIII GP LP"). CR XIII GP LP is in turn the General Partner of Charles River Partnership XIII, LP ("CRP XIII LP"). CR XIII GP LLC is also the general partner of Charles River Friends XIII-A, LP ("CRF XIII-A"). CR XIII GP LLC, CR XIII GP LP, CRP XIII LP and CRF XIII-A are collectively referred to as "the Partnerships." As of December 31, 2012, the Partnerships collectively owned 6,280,212 shares of the common stock, par value $0.0001 per share (the "Common Stock") of RPX Corporation, a Delaware corporation (the "Company"), representing 6,108,753 shares held by CRP XIII and 171,459 shares held by CRF XIII-A.

**Based on 50,852,548 shares of the Common Stock of the Company outstanding as of October 31, 2012, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012.

CUSIP No. 74972G103

Item 1(a).  Name Of Issuer:  RPX Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One Market Plaza, Suite 800, San Francisco, CA  94105


Item 2(a).  Name of Person Filing:

            Charles River Partnership XIII, LP

            This Schedule 13G is also filed on behalf of Charles River XIII
            GP, LLC ("CR XIII GP LLC"), Charles River XIII GP, LP ("CR XIII GP LP"), and Charles River Friends XIII-A, LP ("CRF XIII-A") Information related to each of CR XIII GP LLC, CR XIII GP LP, and CRF XIII-A is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Charles River XIII GP, LLC
            One Broadway, 15th Floor, Cambridge, MA  02142

Item 2(c).  Citizenship:

             Delaware

Item 2(d). Title of Class of Securities: Common Stock, par value $0.0001 per share


Item 2(e).  CUSIP No.:   74972G103


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

            (a) Amount Beneficially Owned (as of December 31, 2011):  6,280,212*

            (b) Percent of Class (as of December 31, 2011):             12.35%**

            (c) Number of Shares as to which the person has:

               (i)  sole power to vote or to direct the vote                  0*

               (ii) shared power to vote or to direct the vote        6,280,212*

               (iii) sole power to dispose or to direct the
                     disposition of                                           0*

               (iv) shared power to dispose or to direct the
                    disposition of                                    6,280,212*


Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable (See Item 2(a)).


Item 8.  Identification and Classification of Members of the Group

         Charles River Partnership XIII, LP, Charles River Friends XIII-A, LP

Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          This certification is not required as the filing person is filing pursuant to Rule 13d-1(d).


-------------------
*Charles River XIII GP, LLC ("CR XIII GP LLC") is the general partner of Charles River XIII GP, LP ("CR XIII GP LP"). CR XIII GP LP is in turn the General Partner of Charles River Partnership XIII, LP ("CRP XIII LP"). CR XIII GP LLC is also the general partner of Charles River Friends XIII-A, LP ("CRF XIII-A"). CR XIII GP LLC, CR XIII GP LP, CRP XIII LP and CRF XIII-A are collectively referred to as "the Partnerships." As of December 31, 2012, the Partnerships collectively owned 6,280,212 shares of the common stock, par value $0.0001 per share (the "Common Stock") of RPX Corporation, a Delaware corporation (the "Company"), representing 6,108,753 shares held by CRP XIII and 171,459 shares held by CRF XIII-A.

**Based on 50,852,548 shares of the Common Stock of the Company outstanding as of October 31, 2012, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February __, 2013


                                          /s/ Sarah Reed
                                          --------------------------------------
                                          Sarah Reed as attorney-in-fact for
                                          Charles River XIII GP, LLC, general
                                          partner of Charles River XIII GP, LP,
                                          general partner of Charles River
                                          Partnership XIII, LP



      Attention:  Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 74972G103

                                   APPENDIX A


A. Name:                      Charles River Friends XIII-A, LP
   Address of Principal
   Business Office:           c/o Charles River XIII GP, LLC
                              One Broadway, 15th Floor
                              Cambridge, MA  02142

   Citizenship:               Delaware


B. Name:                      Charles River XIII GP, LP
   Address of Principal
   Business Office:           c/o Charles River XIII GP, LLC
                              One Broadway, 15th Floor
                              Cambridge, MA  02142

   Citizenship:               Delaware


D. Name:                      Charles River XIII GP, LLC
   Address of Principal
   Business Office:           One Broadway, 15th Floor
                              Cambridge, MA  02142

   Citizenship:               Delaware

CUSIP No. 74972G103

Each of Charles River XIII GP, LLC, Charles River XIII GP, LP, and Charles River Friends XIII-A, LP hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.




/s/ Sarah Reed
---------------------------------                  February ___, 2013
Sarah Reed as attorney-in-fact for
Charles River XIII GP, LLC, general partner of
Charles River Friends XIII-A, LP



/s/ Sarah Reed
---------------------------------                  February ___, 2013
Sarah Reed as attorney-in-fact for
Charles River XIII GP, LLC, general partner of
Charles River XIII GP, LP



/s/ Sarah Reed
---------------------------------                  February ___, 2013
Sarah Reed as attorney-in-fact for
Charles River XIII GP, LLC